SECURITIES AND EXCHANGE COMMISSION


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 HOMELIFE, INC.
                                  COMMON STOCK


                                     436938
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212


                                 January 1, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

      WILLIAM SLIVKA

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 0

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 0

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): -0-%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Homelife, Inc.
9475 Heil Avenue, Suite D
Fountain Valley, California 92708

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: William Slivka

(b) Address:

(c) Officer of Issuer at the Date of Event

(d) None.

(e) None.

(f) Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Slivka owns no shares of the Issuer and is filing this form based on the fact that he is an officer of the Issuer at the Date of the Event. He is not presently an officer of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Items 3. above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2004                 Signature: /s/ William Slivka
                                                   -------------------------
                                                   WILLIAM SLIVKA